Exhibit 99.2

PRESS RELEASE

Bonso Reports Half Year Results

HONG KONG, March 23, 2018 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced its unaudited results for the six-month period ended September 30, 2017.

Bonso reported net income for the six-month period ended September 30, 2017 of $0.69 million, or $0.14 basic earnings per share, as compared to net income of $1.10 million, or $0.21 basic earnings per share, posted during the six-month period ended September 30, 2016.  Net sales for the six-month period ended September 30, 2017 decreased 38.8% to $6.2 million from $10.2 million for the six-month period ended September 30, 2016. The decreased net income resulted from the decline in revenue and the corresponding decline in income from the operations for the six-month period ended September 30, 2017.

Mr. Anthony So, Chairman and CEO stated: "Although our revenue decreased as compared with the same period in the previous year, we are pleased that our operations remained profitable."

Mr. So said further: "To cope with the decrease in demand for our products and the loss of significant customers, we will continue to invest in and develop new or upgraded products for our customers and target customers.  Also, we will be advertising our services and products through different platforms and trade exhibitions, which we hope will result in additional sales revenue for the Company. In addition, the Company will build more production facilities to generate additional rental income by leasing those facilities to third parties."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,''  "our strategy" or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724
SOURCE Bonso Electronics

-- Tables to Follow –

Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)
	March 31,	September 30,
	2017	2017
	$ in thousands	$ in thousands
	(Audited)	(unaudited)
Assets

Current assets
Cash and cash equivalents	3,745	7,044
Trade receivables, net	1,167	973
Inventories	1,018	200
Other receivables, deposits and prepayments	1,646	1,006
Financial instruments at fair value	167	0

Total current assets	7,743	9,223

Investment in life settlement contracts	144	146
Other intangible assets	2,785	2,761
Property, plant and equipment, net	10,294	10,252

Total assets	20,966	22,382

Liabilities and stockholders' equity

Current liabilities
Notes payable	134	119
Accounts payable	1,183	873
Accrued charges and deposits	3,018	4,651
Income tax liabilities	533	0
Short-term bank loans	143	35
Payable to affiliated party	54	0
Current portion of long-term debt and capital lease obligations	44	46
Loan from affiliated party - current portion	135	135

Total current liabilities	5,244	5,859

Capital lease obligations, net of current portion	60	34
Loan from affiliated party - non current portion	67	0

Total liabilities	5,371	5,893

Stockholders' equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Mar 31, 2017 - 5,577,639; Sept 30, 2017 - 5,553,639	17	17
outstanding shares: Mar 31, 2017 – 5,009,120; Sept 30, 2017 - 4,903,686
Additional paid-in capital	22,566	22,508
Treasury stock at cost: Mar 31, 2017 - 568,519; Sept 30, 2017 - 649,953	-1,929	-2,120
Accumulated deficit	-6,033	-5,345
Accumulated other comprehensive income	974	1,429

	15,595	16,489

Total liabilities and stockholders' equity	20,966	22,382

Unaudited Consolidated Statements of Operations and Comprehensive Income
(Expressed in United States Dollars)

	Six months ended September 30, 2016	Six months ended September 30, 2017
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net sales	10,163	6,217
Cost of sales	-7,006	-4,516

Gross profit	3,157	1,701

Selling expenses	-151	-125
Salaries and related costs	-1,179	-752
Research and development expenses	-103	-70
Administration and general expenses	-1,531	-1,080
Other income	821	1,141

Income from operations	1,014	815
Interest income	4	15
Interest expenses	-24	-6
Foreign exchange gain / (loss)	150	-136

Income before income taxes	1,144	688
Income tax expense	-46	0

Net income	1,098	688

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	-676	455

Comprehensive income	422	1,143

Earnings per share

Weighted average number of shares outstanding	5,154,454	4,967,713
Diluted weighted average number of shares outstanding	5,204,981	5,300,353

Earnings per common share ( in U.S.Dollars)	0.21	0.14
Earnings per common share ( in U.S.Dollars) - assuming dilution	0.21	0.13